P.E. 3-1-02

1-15112





EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 6-K**

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of March 2002

**STORA ENSO CORPORATION**
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F .........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ........ No ....X....

*News Release* *March 19, 2002* **STORAENSO**

Kanavaranta 1
00180 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

**Stora Enso's Annual General Meeting and decisions by the Board of Directors**

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso's Annual General Meeting (AGM) on 19 March 2002 adopted the accounts for 2001 and granted the company's Board of Directors and Chief Executive Officer discharge from responsibility for the period.

The AGM approved a proposal by the Board of Directors that a dividend of EUR 0.45 per share be paid for the financial year 2001. The company will pay the dividend on 5 April 2002 to the shareholders entered in the shareholder registers maintained by the Finnish Central Securities Depository, VPC and Citibank on the dividend record date, 22 March 2002. Dividends for VPC-registered shares will be paid in Swedish krona and dividends for ADR holders will be paid in US dollars.

The AGM approved a proposal that Josef Ackermann, Krister Ahlström, Claes Dahlbäck, Harald Einsmann, Björn Hägglund, Jukka Härmälä, George W. Mead, Ilkka Niemi, Paavo Pitkänen, Jan Sjöqvist and Marcus Wallenberg be re-elected as members of the Board of Directors to serve until the end of the following AGM.

The AGM approved a proposal that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as an auditor of the Company until the end of the following AGM.

The AGM also approved the following proposals by the Board of Directors:

1) The share capital will be reduced by EUR 13 826 100 through the cancellation of 813 200 Series A shares and 7 319 800 Series R shares that were repurchased with the approval of the AGM on 20 March 2001, repurchasing starting 28 March 2001.

2) The Board of Directors was authorised to use distributable equity of the company to repurchase not more than 9 100 000 Series A shares and not more than 35 500 000 Series R shares in the company, but not exceeding 5% of the votes or the share capital. Shares may not be repurchased other than through public trading and at the price prevailing at the time of the repurchase. Shares may be repurchased for the purpose of improving the capital structure, for use in financing corporate acquisitions and other arrangements, or to be sold or otherwise transferred or cancelled. Cancellation of shares would require a separate resolution by a Shareholders' Meeting. The Board of Directors is authorised to decide on other terms and

*Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso's sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43 000 persons are employed in more than 40 countries and the Company's shares are listed in Helsinki, New York and Stockholm.*

conditions relating to repurchases. This authorisation is valid up to and including 18 March 2003

3) The Board of Directors was authorised to dispose of not more than 9 100 000 Series A shares and not more than 35 500 000 Series R shares in the company held by the same. The Board was authorised to decide to whom and in what manner to dispose of these shares in the company. The shares can be disposed of by derogation from the pre-emptive rights of the existing shareholders, as consideration in possible corporate acquisitions or other arrangements, or sold in public trading. The Board was authorised to decide the sales price or other consideration for the shares as well as the basis for the determination of such consideration, and the shares can be disposed of for a consideration other than cash. The Board of Directors was authorised to decide on all other terms and conditions of the disposal. This authorisation is valid up to and including 18 March 2003.

**Decisions by the Board of Directors**

At its meeting held after the AGM, the Stora Enso Board of Directors elected from among its members Claes Dahlbäck as its Chairman and Krister Ahlström as Vice Chairman.

Claes Dahlbäck, Krister Ahlström and Harald Einsmann will continue as members of the Stora Enso Compensation Committee. Josef Ackerman, Paavo Pitkänen and Marcus Wallenberg will continue as members of the Financial and Audit Committee. Ilkka Niemi was elected a new member of this committee.

The Board also decided to repurchase not more than 9 100 000 Series A shares and not more than 35 500 000 Series R shares in the company. The repurchases will be undertaken as authorised by the AGM. The repurchases will start at the earliest on 28 March 2002.

For further information, please contact:
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2002

STORA ENSO OYJ

By: ____________________

Name: Esko Mäkeläinen
Title: Senior Executive Vice President, Accounting and Legal Affairs

By: ____________________

Name: Jyrki Kurkinen
Title: General Counsel